RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

August 13, 2025

VIA EDGAR

Alyssa Wall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:

Re:	RedCloud Holdings plc
Registration Statement on Form F-1
Initially filed July 17, 2025, as amended
File No. 333-288747

Dear Ms. Wall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RedCloud Holdings plc hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective at 4:30 p.m., Eastern Time, on Friday, August 15, 2025 (the “Effective Time”), or as soon as thereafter practicable.

Very truly yours,

/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP